October 19, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Brittany Ebbertt Kathleen Collins Edwin Kim Larry Spirgel

Re:	Datto Holding Corp.

Registration Statement on Form S-1 (File No. 333-249122)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 14, 2020 and the date hereof, approximately 3,905 copies of the Preliminary Prospectus dated October 14, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington, D.C. time, on Tuesday, October 20, 2020 or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel, Kirkland & Ellis LLP request by telephone that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

BOFA SECURITIES, INC.

As representative of the Underwriters listed in

Schedule 1 of the Underwriting Agreement

By:	Morgan Stanley & Co. LLC

By:	/s/ Genevieve Kinney
Name:	Genevieve Kinney
Title:	Vice President

By:	BofA Securities, Inc.

By:	/s/ Magdalena Heinrich
Name:	Magdalena Heinrich
Title:	Managing Director

Signature Page to Datto Holding Corp. Acceleration Request